Exhibit 15.1

Annual Review 2012

ANNUAL REVIEW 2012

All pictures in this Annual Review are from OneSight and are portraits of some of the thousands of people worldwide who received free eyecare from the nonprofit organization in 2012. Further information on OneSight can be found on www.onesight.org.

Index

	LETTER TO SHAREHOLDERS	7

1	FINANCIAL HIGHLIGHTS	9

2	LUXOTTICA GROUP	11
	2.1 Profile	13
	2.2 Mission and strategy	17
	2.3 History	23
	2.4 From design to logistics	27
	2.5 Brand portfolio	35
	2.6 Distribution	43
	2.7 OneSight	55

3	A LONG WAY TO GROW	61

4	GROUP TRENDS IN 2012	65

5	HUMAN RESOURCES	69

	OTHER INFORMATION	75

Letter to shareholders

Dear Shareholders,

2012 was a particularly positive year for Luxottica. We reported record results, validating the quality and continuity of investments that have been made in the Company’s growth and its future.

Luxottica posted strong operating results, achieving double-digit growth in both net sales and profits. For the first time in the Group’s history, net sales exceeded Euro 7 billion. The wholesale and retail divisions significantly contributed to the growth experienced in all the geographic areas in which Luxottica operates. In particular, the Company posted excellent results in emerging markets, with a 26% increase in net sales compared to the previous year measured at constant exchange rates. Net income was also up 20% over 2011, reaching Euro 542 million. These standout results are further reflected in a dividend payout equal to Euro 0.58 per ordinary share, up over 18% from the dividend paid in 2011 and further confirming that our Company is financially solid.

Luxottica’s performance testifies to the strength and effectiveness of our business model in an extremely challenging international economic environment, showcasing sound growth opportunities, particularly in emerging markets. Looking forward, we are in an excellent position to make the most of these opportunities, utilizing our vertically integrated business model and sound profitability.

In 2012, we continued our investments in further expanding our retail division, enriching our portfolio with new brands, increasing our production capacity and enhancing the organization with new technological platforms and digital solutions. Our organization is flexible and trained to embrace change and thanks to its geographic diversification it is fully prepared to face the challenges of new developments in the international markets and those of our clients around the world. Demographic dynamics, the increasing penetration of eyewear, particularly in emerging countries, and ongoing growth of the premium segment in the accessory arena enable us to look to the future with optimism and determination.

In 2013, Luxottica will continue investing in the international expansion. Emerging markets development will be backed by an accompanying investment in human resources and brands, and in the retail division, growth will be targeted at acquisitions or investments in existing channels, with a primary focus on Southeast Asia. In the premium and luxury brand portfolio segments, we are targeting double-digit growth. Luxottica will continue to offer new services to further improve the shopping experience in the luxury segment and develop signature products to meet the requests and style of increasingly demanding and sophisticated customers. Moreover, the acquisition of the iconic Alain Mikli brand, which is included in the newly established Atelier division, represents another step the Company has taken on the road to being one of the world’s fastest growing companies in the important and expanding luxury segment of the eyewear market.

We are a sustainable, modern organization, sensitive to the environment and people’s dignity. We are strongly committed to OneSight, the public charity that in 25 years has restored the gift of sight for 8.4 million people in 40 countries with help from thousands of Luxottica volunteers. We are proud to continue our support as OneSight leads development of sustainable solutions to provide quality vision care for millions more in underserved communities worldwide. OneSight reminds us every day that helping people see better also means having a far-sighted and clear vision of the future.

April 2013

1  Financial highlights

Luxottica is a market leader in the design, manufacture and distribution of fashion, luxury, sport and performance eyewear. Due to the strong growth enjoyed throughout 2012, total net sales reached a record Euro 7.1 billion, net income attributable to Luxottica shareholders was Euro 541.7 million and headcount as of year-end was approximately 70,000 employees.

Founded in 1961 by Leonardo Del Vecchio, the Group is a vertically integrated organization whose manufacturing of sun and prescription eyewear is backed by a wide-reaching wholesale network and a retail distribution network comprising approximately 7,000 retail locations as of December 31, 2012, mostly in North America, Asia-Pacific, China and Latin America.

Product design, development and manufacturing take place in Luxottica’s six production facilities in Italy, two factories in China and one sports sunglasses production facility in the United States. In 2012, Luxottica benefitted from the addition of a production facility in Campinas, Brazil, acquired in connection with the purchase of Tecnol in the first quarter of 2012. Luxottica also has a small plant in India serving the local market.

In 2012, the Group’s worldwide production reached approximately 75 million units.

The design and quality of Luxottica’s products and strong and well-balanced brand portfolio are known around the world. Proprietary brands include Ray-Ban, one of the world’s best known brands for eyewear, Oakley, Vogue, Persol, Oliver Peoples, Alain Mikli, Arnette and REVO, and licensed brands include Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Paul Smith, Polo Ralph Lauren, Prada, Stella McCartney, Tiffany, Tory Burch, Versace and, starting from 2013, Armani.

The Group’s wholesale distribution network covers more than 130 countries across five continents and has over 40 commercial subsidiaries providing direct operations in key markets.

Direct wholesale operations are complemented by an extensive retail network comprising approximately 7,000 stores worldwide as of December 31, 2012. Luxottica is a leader in the prescription business in North America with its LensCrafters and Pearle Vision retail brands, in Asia-Pacific with the OPSM and Laubman & Pank brands, in China with the LensCrafters brand and in South America with the GMO brand. In North America, Luxottica operates points of sale for its retail licensed brands under the Sears Optical and Target Optical brands. In addition, Luxottica is one of the largest managed vision care operators in the United States, through EyeMed, and the second largest lens finisher, having a network of five central laboratories and over 900 on-site labs at LensCrafters stores.

In recent years, Luxottica has developed a global sun and luxury retail organization to support and reinforce its global retail brands dedicated to sun and luxury eyewear: the Sunglass Hut, ILORI, The Optical Shop of Aspen and Bright Eyes brands. The Sunglass Hut brand, in particular, has a global presence, namely in North America, Asia-Pacific, South Africa, Europe, Latin America and the Middle East.

The Oakley brand provides a powerful wholesale and retail (“O stores”) presence in both the performance optics and the sports channels. In its O store locations, the Group offers a variety of Oakley-branded products in addition to Oakley eyewear styles. Oakley-branded products include apparel, footwear, backpacks and accessories designed for surf, snow, golf, outdoor, motor sport, mountain bike and other athletic lifestyles.

Luxottica’s distribution channels are complemented by an e-commerce component, including the Oakley, Ray-Ban and Sunglass Hut websites. The e-commerce strategy is to enter additional markets as the business matures.

In 2012, 47.3% of Group total net sales related to prescription frames and lenses and 52.7% to sunglasses.

2.2 Mission and strategy

VERTICAL INTEGRATION
BRAND PORTFOLIO MANAGEMENT
DESIGN AND TECHNOLOGICAL INNOVATION
MARKET EXPANSION
FINANCIAL DISCIPLINE
LUXOTTICANS

Being a global leader in the design, manufacture and distribution of sun and prescription eyewear of high technical and stylistic quality, Luxottica’s mission is multifold: to improve the well-being and satisfaction of its customers while simultaneously creating value for its employees and the communities in which the Group operates. Every collection and every pair of eyewear is the result of an ongoing process of research and development aimed at anticipating and interpreting the needs, desires and aspirations of consumers all over the world as sun and prescription eyewear are increasingly perceived as a desirable and expressive accessory to complete one’s personal look.

Luxottica delivers on its mission through its vertically integrated business model, manufacturing excellence, focus on service and geographically diversified footprint, which in turn have led to greater efficiency, flexibility and speed in product design, engineering, supply chain, manufacturing and logistics, whilst being uncompromising in quality.

The achievement of high standards of quality reflects the Group’s strong technical and manufacturing know-how - the fruit of over 50 years of experience - and its constant commitment to technological innovation, style and design and the study of changing lifestyles and interpretation of fashion trends.

Quality and customer satisfaction are also the objectives of the wholesale and retail distribution networks, which are organized to offer high quality after-sales service that is consistent,

but not standardized, being specially tailored to specific local needs and fashion tastes.

The Company’s long-term strategy is to continue to expand in the eyewear and eyecare sector by growing its various businesses, whether through acquisitions or organically, primarily by focusing on the drivers discussed below.

VERTICAL INTEGRATION

One of the competitive advantages underpinning the Group’s past and future successes is the vertically-integrated structure that Luxottica has built over the decades.

The Group’s present structure, covering the entire value chain, is the result of a far-sighted choice made by the Company’s founder and current Chairman, Leonardo Del Vecchio, who understood the potential of the “vertical” strategy ever since deciding to make entire frames rather than just components. Vertical integration of manufacturing was gradually accompanied by the expansion of distribution, first wholesale and, from 1995, retail and by the creation of a key presence in the high value-added business of lens finishing.

In manufacturing, the Company has, over decades, vertically integrated all the phases of the production process to attain a level of efficiency in line with the quality of products and services it offers.

Direct control of the entire production platform makes it possible to verify the quality of the products and processes, introduce innovations, discover synergies and new operating methods, and optimize time and costs.

Direct distribution enables Luxottica to offer its products in the major developed and emerging markets and achieve a unique understanding of end users’ needs and tastes. Control over product distribution is viewed as a strength by stylists and fashion houses who come to Luxottica to produce their eyewear collections and access the Group’s global and widespread distribution network.

DEVELOPMENT OF A VERTICALLY INTEGRATED BUSINESS MODEL

• INCORPORATION: Luxottica was founded by Leonardo Del Vecchio in 1961. The Company started out as a small workshop and operated until the end of the 1960s as a contract producer of dyes, metal components and semi-finished goods for the optical industry. It gradually widened the range of processes offered until it had an integrated manufacturing structure capable of producing a finished pair of glasses. In 1971, Luxottica’s first collection of prescription eyewear was presented at Milan’s MIDO (an international optics trade fair), marking Luxottica’s definitive transition from contract manufacturer to independent producer.

• EXPANSION IN WHOLESALE DISTRIBUTION: in the early 1970s, the Company sold its frames exclusively through independent distributors. In 1974, after five years of sustained development of its manufacturing capacity, it started to pursue a strategy of vertical integration, with the goal of distributing frames directly to the market. The first step was the acquisition of Scarrone S.p.A., which had marketed the Company’s products since 1971 bringing with it a vital knowledge of the Italian eyewear market.

Luxottica’s international expansion began in the 1980s with the acquisition of independent distributors and the formation of subsidiaries and joint ventures in key international markets.

Luxottica’s wholesale distribution expansion has focused on customer differentiation, customized service and new sales channels, such as large department stores, travel retail and e-commerce, as well as penetration in the emerging markets.

• EYEWEAR, A NEW FRONTIER OF FASHION: the acquisition of La Meccanoptica Leonardo in 1981, the owner of the Sferoflex brand and an important flexible hinge patent, enabled the Company to enhance the image and quality of its products and increase its market share.

From the late 1980s, eyeglasses, previously perceived as mere sight-correcting instruments, began to evolve into “eyewear.” Continual aesthetic focus on everyday objects and designers’ interest in the emerging accessories industry led Luxottica to embark on its first collaboration with the fashion industry in 1988 by entering into a licensing agreement with Giorgio Armani. The Company followed up that initial collaboration with numerous others and with the acquisition of new brands, gradually building the current world-class brand portfolio and thereby increasing its commitment to research, innovation, product quality and manufacturing excellence.

Over the years Luxottica has launched collections from names like Bulgari (1997), Chanel (1999), Prada (2003), Versace (2003), Donna Karan (2005), Dolce & Gabbana (2006), Burberry (2006), Polo Ralph Lauren (2007), Tiffany (2008), Stella McCartney (2009), Tory Burch (2009), Coach (2012) and Armani (2013).

In addition, Luxottica acquired Ray-Ban in 1999, one of the world’s best-known sunglasses brands. Through this acquisition, the Company obtained crystal sun lens technology as well as the associated manufacturing capacity and added to its portfolio the Arnette, REVO and Killer Loop brands.

In 2007, Luxottica acquired California-based Oakley, a leading sport and performance brand, which owned the Oliver Peoples brand and a license to manufacture and distribute eyewear under the Paul Smith name. Oakley also had its own retail network at the time of over 160 stores.

In the first quarter of 2013, Luxottica acquired Alain Mikli International, a French luxury and contemporary eyewear company, which owns the Alain Mikli brand and the Starck Eyes license. As a result, Luxottica will strengthen both its luxury brand portfolio and prescription offerings, which now include Alain Mikli’s distinctive designs.

• EXPANSION IN RETAIL DISTRIBUTION: in 1995, Luxottica acquired the United States Shoe Corporation, which owned LensCrafters, one of North America’s largest optical retail chains. As a result, Luxottica became the world’s first significant eyewear manufacturer to enter the retail market, thereby maximizing synergies with its production and wholesale distribution and increasing penetration of its products through LensCrafters stores.

Since 2000, Luxottica has strengthened its retail business by acquiring a number of chains, including Sunglass Hut (2001), a leading retailer of premium sunglasses, OPSM Group (2003), a leading optical retailer in Australia and New Zealand and Cole National (2004), which brought with it another important optical retail chain in North America, Pearle Vision, and an extensive retail licensed brands store business (Target Optical and Sears Optical). In 2005, the Company began its retail expansion into China, where LensCrafters has become a leading brand in the country’s high-end market. In the same year, the Group also started to expand Sunglass Hut globally in high-potential markets like the Middle East, South Africa, Thailand, India, the Philippines, Mexico, Brazil and Mediterranean Europe. In 2011, Luxottica started its optical retail expansion in Latin America by completing the acquisition of Multiopticas Internacional, a leading retailer in Chile, Peru, Ecuador and Colombia operating under the Opticas GMO, Econópticas and Sun Planet retail brands.

BRAND PORTFOLIO MANAGEMENT

Building strong brands that create enduring relationships with consumers is key to how Luxottica plans to sustain its business in the future. The Company has an existing strong and well-balanced brand portfolio that includes a number of proprietary and licensed brands and that is continually evolving. Its composition is gradually modified by the acquisition of new brands, the addition of new licensing agreements and the renewal of existing ones along with the withdrawal of brands no longer deemed strategic. These actions are taken in order to continually attract a wide range of consumers with different tastes and lifestyles. Furthermore, Luxottica’s long-term objectives remain consistent: to focus on leading brands, balance proprietary and licensed brands, avoid brand dilution, lengthen the average term of licensing agreements and fuel Asian friendly styles.

DESIGN AND TECHNOLOGICAL INNOVATION

Luxottica is committed to staying current with changing lifestyles and emerging fashion trends, which it interprets in the design and style of products to address the needs and tastes of consumers. Emphasis on product design and the continuous development of new styles is the Group’s distinctive feature.

The Company differentiates its products not only through innovation in style and design but also through a commitment to technological innovation.

MARKET EXPANSION

Luxottica is committed to maintaining and strengthening its leading position in the markets in which it operates. It is also focused on evaluating opportunities to further penetrate emerging markets, a key driver of its long-term growth strategy. Market expansion is also sought through increasing retail distribution while consolidating Luxottica’s wholesale network.

FINANCIAL DISCIPLINE

The Company has a strong focus on operating profitability and cash generation to deliver sustainable growth. Close monitoring of working capital management and a continued focus on debt reduction help to further strengthen the Company’s financial position.

LUXOTTICANS

Highly qualified, motivated and committed employees are critical to the long-term success of the Company. Luxottica carefully manages the hiring and training process with a view to employing and retaining outstanding professionals.

A FIRST-CLASS BRAND PORTFOLIO

ACQUISITION OF RAY-BAN
200C
1999
LISTING ON BORSA ITALIANA
ACQUISITION OF PERSOL
1998
ACQUISITION OF VOGUE
ENTERING THE MANAGED VISION CARE BUSINESS IN US
1995
ENTRY INTO OPTICAL RETAIL: LENSCRAFTERS
1990
LISTING ON NYSE
1974
ENTRY INTO WHOLESALE DISTRIBUTION
1971
LAUNCH OF FIRST COLLECTION OF PRESCRIPTION EYEWEAR
ENTER INTO AGREEMENTS WITH THE FASHION INDUSTRY
1961
PRODUCER OF FRAME COMPONENTS

2001
ENTRY INTO SUN RETAIL: SUNGLASS HUT
2003
OPSM LEADING RETAILER IN AUSTRALIA AND NEW ZEALAND
2004
COLE NATIONAL STRONGER PRESENCE IN US RETAIL MARKET
2005
STARTING RETAIL EXPANSION IN CHINA
2007
ACQUISITION OF OAKLEY
2009
FIRST STEP INTO RETAIL IN LATIN AMERICA
2011
STRENGTHENING LATIN AMERICA RETAIL
2012
TECNOL IN BRAZIL: STARTING THE "MADE IN BRAZIL" JOURNEY
SUNGLASS HUT EXPANSION IN SPAIN AND PORTUGAL
VERTICALLY INTEGRATED BUSINESS MODEL

2.4 From design to logistics

DESIGN
PRODUCT DEVELOPMENT
MANUFACTURING
QUALITY CONTROL
LOGISTICS
ANTI-COUNTERFEITING POLICY

Luxottica’s vertically integrated business model and geographically diversified manufacturing footprint have led to greater efficiency, flexibility and speed in product design, engineering, supply chain, manufacturing and logistics, whilst being uncompromising in quality.

DESIGN

Emphasis on product design and the continuous development of new styles are key to Luxottica’s success. During 2012, Luxottica added approximately 1,700 new styles to its eyewear collections. Each style is typically produced in two sizes and five colors.

The design of the Group’s products is the focal point where vision, technology and creativity converge. Each pair of eyewear expresses Luxottica’s two core precepts: on the one hand, use of innovative materials, technologies and processes, and on the other, craftsmanship to create unique eyewear.

The design process begins with Luxottica’s in-house designers who work in an environment that emphasizes innovation and originality and espouses a creative process that views eyewear as art, as objects to put on display. They draw inspiration from both market trends and their own imagination and creativity. In addition, the design team works directly with the marketing and sales departments, which monitor the demand for current models, as well as general style trends in eyewear. The information obtained from the marketing and sales departments is used by designers to refine existing product designs and by marketing and sales departments to develop market positioning strategies in order to react to changing consumer preferences.

After the design process has been completed, the product development process is executed through engineering, planning, manufacturing and delivery of Luxottica’s products.

PRODUCT DEVELOPMENT

The engineering process consists of the product development stages between style sketches and the manufactured final products. By scheduling the process pursuant to a launch calendar that focuses on customer and geographic demand, the engineering department has been able to decrease product development timelines in recent years. The research and development efforts of Luxottica’s engineering staff also play a crucial role in the development process. Luxottica’s engineers are continuously looking for new materials, concepts and technology innovations to be applied to products and processes in an effort to differentiate them in the eyewear market.

During the initial phase of the development process, the prototype makers transform designs into one-off pieces, crafted by hand with meticulous precision. Once developed, they are passed on to the product department, which uses visual rendering and 3D software to analyze the steps necessary to bring the prototype to mass production.

At this point in the cycle, the mold workshop designs and assembles the equipment needed to make the components for the new model. The first specimens obtained are assembled and undergo a series of tests required by internal quality control procedures.

The next steps in the process involve the production and quality certification of sales samples of the new models. These samples are subjected to another sequence of tests to ascertain the quality of the engineering. The final step is the production of an initial batch using definitive tooling certified by an external standards organization. These samples are produced in a pilot facility representing the plant chosen to mass produce the new model in order to meet the needs of production planning.

MANUFACTURING

Luxottica’s primary manufacturing facilities are located in Italy, China, the United States and Brazil.

Luxottica has six manufacturing facilities in Italy: five in Northeastern Italy, the area in which most of the country’s optical industry is based, and one near Turin. Over the years, the Group has consolidated its manufacturing processes by utilizing a consistent production technology in each of the Italian facilities. This consolidation has enabled Luxottica to improve both the productivity and quality of its manufacturing operations.

Plastic frames are made in the Agordo, Sedico, Pederobba and Lauriano facilities, while metal frames are produced in Agordo and Rovereto. Certain metal frame parts are produced in the Cencenighe plant. The Lauriano facility also makes crystal and polycarbonate lenses for sunglasses.

From 1998 to 2001, Luxottica operated the Dongguan plant in China’s Guangdong province through a 50%-owned joint venture (Tristar Optical Company Ltd.) with a Japanese partner. In 2001, Luxottica acquired the remaining 50% interest in this Chinese manufacturer and in 2006, it increased its manufacturing capacity in China through the construction of a new manufacturing facility to produce both metal and plastic frames. After the construction of this new facility, the annual average daily production in China increased by approximately 80% in 2006 compared to 2005. Since then, Luxottica has further expanded its manufacturing capacity in China. During 2010, Tristar started producing plastic sun lenses which are paired with frames manufactured in the same Chinese facility. A newly developed state-of-the-art decoration department incorporates manufacturing processes adapted from different industries.

The Foothill Ranch facility in California manufactures high-performance sunglasses, prescription frames and lenses and assembles most of Oakley’s eyewear products. The production of Oakley apparel, footwear, watches and certain goggles is outsourced to third-party manufacturers.

The manufacturing facility in Campinas (Brazil) produces both plastic and metal frames for the Brazilian market. In September 2012, Luxottica launched the first locally designed and produced Vogue prescription collection for this market. In 2013, the Company plans to add the production of select Ray-Ban, Arnette and Oakley collections.

Luxottica also operates a small plant in India serving the local market.

In 2012, the Group’s manufacturing facilities produced a combined total of approximately 75 million prescription frames and sunglasses. Three main manufacturing technologies are involved: metal, acetate slabs and plastic (injection molding).

Approximately 40% of the frames were metal-based, and the remaining frames were plastic.

The manufacturing process for both metal and plastic frames begins with the fabrication of precision tooling and molds based on prototypes developed by in-house designers and engineering staff.

METAL FRAMES

The manufacturing process for metal frames has approximately 70 phases, beginning with the production of basic components such as rims, temples and bridges, which are produced through a molding process. These components are then welded together to form frames over numerous stages of detailed assembly work. Once assembled, the metal frames are treated with various coatings to improve their resistance and finish, and then prepared for lens fitting and packaging.

PLASTIC FRAMES

Plastic frames are manufactured using either a milling or an injection molding process. In the milling process, a computer-controlled machine carves frames from colored plastic sheets. This process produces rims, temples and bridges that are then assembled, finished and packaged.

In the injection molding process, plastic resins are liquefied and injected into molds. The plastic parts are then assembled, coated, finished and packaged.

Luxottica engages in research and development activities relating to its manufacturing processes on an on-going basis. As a result, Luxottica plans to invest over Euro 200 million over the next three years to increase manufacturing capacity in Italy, China, the United States, Brazil and India, as well as for innovation and information technology enhancements. This commitment is expected to translate into increased efficiency and improved quality of the manufacturing process.

QUALITY CONTROL: A GLOBAL “CULTURE OF QUALITY”

The satisfaction of wholesale clients and retail consumers is a primary and indispensable objective. At Luxottica, achieving it means continually improving the quality of every phase of the production cycle and distribution cycle and this has been one of the drivers prompting full vertical integration. By increasing production capacity in both developed and emerging countries, the Group is pursuing a crucial goal: delivering the same “Made by Luxottica” quality everywhere in the world. Wherever design and production of frames and sun lenses take place, a single quality system applies to every process involved, from product development to procurement, distribution, operational analysis and performance management in the plants.

Most of the manufacturing equipment is specially designed and adapted for the Group’s manufacturing processes. This facilitates a rapid response to customer demand and an adherence to strict quality-control standards. Through on-going verification of precision and expertise in all the phases of production, Luxottica seeks to manufacture a product of the highest quality. Quality and process control teams regularly inspect semi-finished products, verifying the feasibility of prototypes in the design phase, controlling standards in both the product development and production phases, subsequently checking for resistance to wear and tear and reviewing optical properties in relation to type of use. The manufacturing processes and materials used by primary suppliers are also controlled and certified.

Luxottica designs products to meet or exceed relevant industry standards for safety, performance and durability. Throughout the development process, optical products undergo extensive testing against standards established specifically for eyewear by ANSI (Z. 80.3), ASTM, Standards Australia Limited (AS 1067) and EU (EN 1836 and ISO EN 12870). These standards relate to product safety and performance and provide quantitative measures of optical quality, UV protection, light transmission and impact resistance.

To assure its quality standards worldwide and the right support for quality improvement, Luxottica has three main labs, one in each of Italy, China and the United States. Each lab is responsible for establishing and maintaining the quality standards in the region where it is located and supports activities in engineering, production and market feedback management. All of these labs conduct the same tests using the same equipment and procedures which are developed and approved in the central Italian lab.

Every year, Luxottica enhances the performance criteria used in its standard tests and introduces new requirements. As a result of the effectiveness of the quality control program, the return rate for defective merchandise manufactured by Luxottica has remained stable at approximately 1% in 2012.

LOGISTICS

The Group’s distribution system is globally integrated and supplied by a centralized manufacturing programming platform. The network linking the logistics and sales centers to the production facilities in Italy, China, the United States and Brazil also provides daily monitoring of global sales performance and inventory levels so that manufacturing resources can be programmed and warehouse stocks re-allocated to meet local market demand. This integrated system serves both the retail and wholesale businesses and is one of the most efficient and advanced logistics system in the industry with 20 distribution centers worldwide, of which 12 are in the Americas, six are in the Asia-Pacific region and two are in the rest of the world.

There are four main distribution centers (hubs) in strategic locations serving the major markets: Sedico (Italy), Atlanta (US), Ontario (US) and Dongguan (China). They operate as centralized facilities, offering customers a highly automated order management system that reduces delivery times and keeps stock levels low.

The Sedico hub was opened in 2001 and is state-of-the-art in the sector. In 2012, it managed over 19,400 orders per day, including eyeglasses and spare parts. Sedico ships over 187,000 units daily to customers in Europe, North America, the Middle East, Africa and to the Group’s distribution centers in the rest of the world, from which they are then shipped to local customers. The Sedico hub enabled Luxottica to close local warehouses throughout Europe that served the previous distribution system, improving the speed and efficiency of distribution.

The Atlanta facility, opened in 1996, has consolidated several North America-based facilities into a single state-of-the-art distribution center located close to one of the major airport hubs of the United States. This facility has a highly advanced cross-belt sorting system that can move up to 150,000 units per day. In late 2009, the facility, which was originally a retail- only distribution center, started serving both Luxottica’s retail and wholesale businesses in the North American market.

The Dongguan hub was opened in 2006 and manages an average of 170,000 units per day. The growth in the region has resulted in this hub becoming a strategic part of the Group’s distribution network. Luxottica continues to invest in ways to improve services and increase capacity in order to create even greater efficiencies in the region.

In 2009, the information system SAP (Systems, Applications and Products in Data Processing) was implemented in the Sedico logistics hub. In 2010, it was utilized in the operations of the Dongguan logistics hub. The SAP global implementation continued and was implemented throughout 2012 in the Chinese operations at the Tristar facility and at the Atlanta and Ontario distribution centers, thus providing further support to manufacturing management, enhanced inventory control, network optimization and order management process.

In the last three years the overall service levels improved 30% reaching an efficiency that has reduced logistics costs by approximately 12%. The focus in logistics on emerging markets (Brazil, China, India, Mexico and Turkey) allows Luxottica to serve those markets with efficiency and speed that are comparable to what is delivered in mature markets, such as Europe.

ANTI-COUNTERFEITING POLICY

Intellectual property is one of Luxottica’s most important assets and is protected through the registration and enforcement of its trademarks and patents around the world.

The Group’s commitment is demonstrated through the on-going results of its anti-counterfeiting activities and increased leveraging of its global organization. Trademarks and products from market leaders are increasingly copied and the implementation of a strong global anti-counterfeiting program allows Luxottica to send a strong message both to infringers and to its authorized distribution network.  This program allows Luxottica, on the one hand, to exercise rights against retailers of counterfeit eyewear and wholesalers and manufacturers which supply them, and, on the other hand, to send a message to authorized distributors that the Group values its intellectual property and will work diligently to protect it. Through a strong investigative network, the Company has been able, especially in China, to identify key sources of counterfeit goods, to assist local law enforcement in investigating these sources and when applicable, to file legal actions against the counterfeiters. Additionally, the Group continues to consolidate and strengthen its cooperation with customs organizations around the world, which helps stop, seize and destroy hundreds of thousands of counterfeit goods each year.

The Group dedicates considerable efforts to monitoring the trafficking of counterfeit goods through the internet, and works actively to remove counterfeit eyewear from certain popular on-line auction platforms and shut down the websites that violate its intellectual property rights, through the sale of counterfeit products or the unauthorized use of Luxottica’s trademarks.

2.5 Brand portfolio

PROPRIETARY BRANDS

LICENSED BRANDS

Luxottica’s brand portfolio is one of the largest in the industry and continuously evolves, with major global brands backed by leading brands both at a regional level and in particular segments and niche markets. The portfolio is well balanced between proprietary and licensed brands, combining the stability of the former with the prestige of the latter.

The presence of Ray-Ban, one of the world’s best-selling brands of sun and prescription eyewear, and Oakley, a leader in the sport and performance category, gives the portfolio a strong base, complemented by Persol, Oliver Peoples and Alain Mikli in the high-end of the market, Arnette and REVO in the sports market, and Vogue in the fashion market. Alongside the proprietary brands, the portfolio has over 20 licensed brands, including some well-known and prestigious names in the global fashion and luxury industries.

With its manufacturing know-how, capillary distribution and direct retail operations supported by targeted advertising and experience in international markets, Luxottica’s goal is to be the ideal partner for fashion houses and stylists seeking to translate their style and values into successful premium quality eyewear collections. Luxottica differentiates each designer’s offering segmenting it by type of customer and geographical market, to produce a broad range of models capable of satisfying diverse tastes and tendencies and to respond to the demands and characteristics of widely differing markets. Each style is typically produced in two sizes and five colors.

In January 2013, Luxottica commenced an exclusive ten-year license agreement with the Armani Group for the design, manufacturing and worldwide distribution of sun and prescription eyewear under the Giorgio Armani, Emporio Armani and A/X Armani Exchange brands. The first Armani collections were launched during the first quarter of 2013 and are distributed through Armani stores worldwide, independent optical locations, select department stores as well as through select travel retail locations and Luxottica’s retail chains.

PROPRIETARY BRANDS

In 2012, proprietary brands accounted for approximately 70% of total sales of frames. Ray-Ban and Oakley, the two biggest eyewear brands in Luxottica’s portfolio, accounted for approximately 23.1% and 11.7%, respectively, of the Group’s 2012 net sales.

RAY-BAN

Style, tradition and freedom of expression are the key values underpinning the philosophy of Ray-Ban, a leader in sun and prescription eyewear for generations. Debuting in 1937 with the Aviator model created for American Air Force pilots, Ray-Ban joined Luxottica’s brand portfolio in 1999. Ray-Ban is recognized for the quality and authenticity of its eyewear and is worn by celebrities all over the world.

OAKLEY

Acquired by Luxottica in 2007, Oakley is a leading sports eyewear brand, known for its blend of technology, design and art across all its products. In addition to its sun and prescription eyewear and ski goggles, it offers branded apparel, footwear and accessories in collections addressing specific consumer categories: Sport/Active, Lifestyle and Women. Oakley is also well-known for its lens technologies and especially its High Definition Optics® (HDO®).

Other proprietary brands

VOGUE EYEWEAR

Launched in 1973 under the same name as the famous fashion magazine, Vogue Eyewear was acquired by Luxottica in 1990. Vogue models distinguish themselves through their innovative and fashionable designs, their variety of colors and frames and the smart detailing on the temples.

PERSOL

Persol, the iconic “Made in Italy” eyewear brand, made its debut in 1917 and was acquired by Luxottica in 1995. With its evocative name, meaning “for sun”, it is the proud heir to a culture of excellence and craftsmanship, a perfect alchemy of aesthetics and technology. The irresistible appeal of timeless design and high quality makes the brand a favorite among celebrities.

OLIVER PEOPLES

Acquired by Luxottica in 2007, Oliver Peoples began in 1987 with the introduction of a retro-inspired eyewear collection created by designer and optician Larry Leight. Select eyewear is handcrafted from the finest quality materials, in colors exclusive to Oliver Peoples. Frames are manufactured in limited quantities and with deliberate anti-logo labeling that appeals to sophisticated consumers.

LICENSED BRANDS

Designer lines are produced and distributed through license agreements with major fashion houses. The license agreements are exclusive contracts which typically have terms of between three and ten years, and may contain options for renewal for additional periods. Under these license agreements, Luxottica is required to pay a royalty ranging from 5% to 14% of the net sales of the related collection and a mandatory marketing contribution of between 5% and 10% of sales.

Prada and Dolce & Gabbana are two significant licenses in Luxottica’s portfolio as measured by total sales. In 2012, sales realized through the Prada, Prada Linea Rossa and Miu Miu brand names together represented approximately 3.9% of total sales, whereas the sales realized through the Dolce & Gabbana group brands represented approximately 2.6% of total sales.

BROOKS BROTHERS

Characterized by lightweight materials and a slender line, the Brooks Brothers collections reflect the iconic features of the style of this American brand. This is an affordable product line with classic style that delivers functionality, lightness and high quality. The original license agreement was entered into in 1992.

BVLGARI

Extending its vision of extraordinary beauty to everyday objects, Bulgari, under license since 1997, applies the same uncompromising design and product standards to its men’s and women’s eyewear collections, recapturing fine handcrafting in ladies collections and technical innovation in gentlemen’s styles.

BURBERRY

Since its founding in England in 1856, Burberry has been synonymous with quality, as defined by the endurance, classicism and functionality that characterized its history. Burberry has become a leading luxury brand with a global business. The eyewear collection, under license since 2006, is inspired by the brand’s innovative ready-to-wear and accessories collections and incorporates very recognizable iconic elements for both men and women.

CHANEL

In 1999, Luxottica was the first company licensed to produce Chanel eyewear products. The Chanel eyewear collection, targeting luxury-oriented consumers, reflects the essential characteristics of the brand: style, elegance and class.

COACH

Founded in 1941 as a family-run workshop in a Manhattan loft, Coach has grown to become a leading American marketer of fine accessories and gifts for women and men. Under license since 2012, the Coach eyewear collection perfectly expresses the signature look and distinctive identity of the Coach brand. This license agreement includes the Reed Krakoff brand, launched in 2010. The sunwear collection, under license since 2012, perfectly combines the glamour and modern elegance of Krakoff’s art with the distinctive details taken from his fashion house, Reed Krakoff also operates stores in New York, Tokyo and Las Vegas.

DOLCE & GABBANA

Dolce & Gabbana is a luxury brand which draws inspiration from the roots and the authentic values of its own DNA: Sicily, sensuality and sartorial ability. Dolce & Gabbana’s essence lies in its contrasting yet complementary features. The eyewear collection, under license since 2006, is characterized by glamorous, unconventional shapes, prestigious materials and sumptuous detailing.

DONNA KARAN

Under license since 2005, this product line reflects the design sensibility and spirit of the Donna Karan collection. Designed “for a woman by a woman”, the collection offers sophisticated styling, sensuality and comfort in a modern way with identifiable detailing and quality workmanship. The DKNY brand is part of this license agreement. DKNY is easy-to-wear fashion with an urban mindset, the energy of New york City and its street-smart look. DKNY eyewear caters to modern, urban, fashion conscious women and men addressing a broad range of lifestyle needs, from work to weekend, jeans to evening. The license was entered into in 2005.

PAUL SMITH

Licensed by Luxottica in 2007, the Paul Smith brand, launched in 1994, includes prescription and sun eyewear featuring the whimsical yet classic designs and attention to detail that are synonymous with one of Britain’s leading fashion designers.

Ralph Lauren Group Under license since 2007, the Ralph Lauren Group includes the following collections.

POLO RALPH LAUREN

Authentic and iconic, the Polo eyewear collection is the original symbol of the modern preppy lifestyle. Often imitated but never matched, Polo’s aesthetic signature is recognized worldwide as a mark of contemporary heritage excellence. This license agreement includes the Ralph Lauren Purple Label eyewear collection which is the ultimate expression of modern elegance, reflecting an impeccable sense of high quality, precious materials and style. Dedicated to the highest level of quality and elegance, it is the ultimate expression of luxury for the modern gentleman.

RALPH LAUREN

Timeless and sophisticated, the Ralph Lauren eyewear collection reflects Ralph Lauren’s definitive design philosophy in its groundbreaking juxtapositions of feminine glamour and impeccable execution. A mix of American glamour with an air of refined luxury.

RALPH

This women’s line is an expression of the Ralph Lauren spirit at an accessible price point. It features the latest looks and trends, as well as some more classic looks and vibrant colors, for a feminine, youthful, flirty and fun look.

Prada Group Under license since 2003, the Prada Group includes the following collections.

PRADA

Prada represents the best of Italian culture and tradition. At the same time, Prada is one of the most innovative fashion brands with a keen attention to detail and new trends. The Prada eyewear collection reflects this approach with unmistakable style, sophisticated elegance and uncompromising quality. The Prada collection also includes the Prada Linea Rossa line, which is inspired by the world of sports to convey an everyday casual style.

MIU MIU

The eyewear collection was launched with brand new luxury positioning in 2011 to align it with the brand’s other product categories. Miu Miu is Miuccia Prada’s other soul: a brand with a very strong and autonomous identity, characterized by an avant-garde, sensual, sometimes provocative style aimed at a trendsetting woman with a strong and independent personality.

STELLA MCCARTNEY

Stella McCartney, under license since 2009, is a design lifestyle brand, synonymous with modern cool. The sunglasses collection appeals to women who are naturally sexy and confident, combining everyday quality with sophistication and masculinity with feminine allure and allowing its wearers to create their own distinctive look.

TIFFANY & CO.

Founded in 1837 in New york City, Tiffany has a rich heritage filled with celebrated events, artists and milestones that live on today in legendary style. Luxottica was the first company licensed to produce Tiffany’s eyewear collection, which takes inspiration from the most iconic jewelry collection, celebrating stunning originality and enduring beauty. The first collection was launched in 2008.

TORY BURCH

Under license since 2009, Tory Burch is an attainable luxury lifestyle brand defined by classic American sportswear with an eclectic sensibility, which embodies the personal style and spirit of its co-founder and creative director, Tory Burch.

VERSACE

Versace is a prestigious fashion and lifestyle brand, symbol of Italian luxury worldwide. It is intended for men and women looking for a contemporary style that is strong in personality, sexy and sophisticated. The eyewear collection, under license since 2003, perfectly combines glamour and modern elegance, bearing the distinctive details taken from the graphic direction of the fashion house.

2.6 Distribution

WHOLESALE

RETAIL

OPTICAL RETAIL

E-COMMERCE

SUN AND LUXURY RETAIL

Luxottica’s distribution network is one of the Group’s core strengths. It is global and includes retail stores as well as a wholesale network of third party stores and chains. Luxottica operates in all the world’s major markets and continues to expand in emerging markets, where it has made substantial investments over the last few years and intends to broaden and strengthen its distribution platform going forward.

Luxottica’s efficient distribution network makes it possible to maintain close contact with customers while maximizing the visibility of the Group’s brand portfolio. In addition, the Group’s experience in the retail business has given it a unique understanding of end users’ needs and tastes in certain key countries. All this makes it possible to achieve tight control and strategic optimization of brand diffusion, for both proprietary and licensed brands.

In 2012, Luxottica distributed approximately 26.1 million prescription frames and approximately 46.6 million sunglasses.

WHOLESALE

The wholesale distribution structure covers more than 130 countries, with over 40 directly controlled or majority owned operations in the major markets and approximately 100 independent distributors in other markets. Each wholesale subsidiary operates its own network of sales representatives who are normally retained on a commission basis. Relationships with large international, national and regional accounts are generally managed by employees.

LUXOTTICA: A WORLDWIDE DISTRIBUTION NETWORK

WHOLESALE     Direct operations in over 40 countries (below, the main)

			ASIA-	MIDDLE EAST
EUROPE		AMERICAS	PACIFIC	AND AFRICA
Italy	Norway	United States	Australia	Israel
Austria	Poland	Argentina	China	South Africa
Belgium	Portugal	Brazil	India
Croatia	Spain	Canada	Japan
Finland	Sweden	Mexico	Singapore
France	Switzerland		South Korea
Germany	The Netherlands
Greece	Turkey
Hungary	United Kingdom
Ireland

RETAIL 6,960 stores (of which 543 in franchising)

NORTH AMERICA	4,818 stores	EUROPE	312 stores	GREATER CHINA	217 stores
Prescription		Prescription		Prescription
LensCrafters	968	David Clulow	42	LensCrafters	210
pearle Vision	622	(of which 3 are franchises)
(of which 356 are franchises)				Sun
Sears Optical	775	Sun		Sunglass Hut	7
Target Optical	331	Sunglass Hut	212
		David Clulow	41	ASIA-PACIFIC	874 stores
Prescription/Sun				Prescription
Oliver Peoples	8	Sun/Clothing		OPSM	400
(of which 1 is franchise)		Oakley Stores and Vaults	17	(of which 8 are franchises)
The Optical Shop of Aspen	18	(of which 4 are franchises)		Laubman & Pank	51
ILORI	21			Budget Eyewear	14
		AFRICA & MIDDLE EAST	35 stores	(of which 10 are franchises)
Sun		Sun
Sunglass Hut, Sunglass Icon	1,927	Sunglass Hut	33	Prescription/Sun
(of which 15 are franchises)		(all franchises)		Oliver Peoples	2
				(all franchises)
Sun/clothing	148	Sun/Clothing
Oakley Stores and Vaults		Oakley Stores and Vaults	2	Sun
		(all franchises)		Sunglass Hut	304
CENTRAL & SOUTH AMERICA	584 stores	SOUTH AFRICA Sun	120 stores	(of which 55 are franchises) Bright Eyes	79
Prescription	316	Sunglass Hut		(of which 49 are franchises)
GMO	135		120
Econópticas				Sun/Clothing
				Oakley Stores and Vaults	24
Sun	110			(of which 2 are franchises)
Sunglass Hut	16
Sun Planet

Sun/Clothing	7
Oakley Stores and Vaults
(of which 3 are franchises)

Customers of the wholesale business are mostly retailers of mid to premium-priced eyewear, such as independent opticians, optical retail chains, specialty sun retailers, department stores and duty-free shops. The Group is currently seeking to further penetrate emerging markets and further exploit new channels of distribution, such as department stores, travel retail and e-commerce. Certain brands, including Oakley, also are distributed to sporting goods stores and specialty sports stores, including bike, surf, snow, skate, golf and motor sports stores.

In addition to offering to wholesale customers some of the most popular brands, with a broad array of models tailored to the needs of each market, Luxottica also seeks to provide them with pre- and post-sale services to enhance their business. These services are designed to provide customers with the best products and in a time frame and manner that best serve the Group’s customers’ needs.

Luxottica maintains close contact with its distributors in order to monitor sales and the quality of the points of sale that display its products.

In 2002, Luxottica introduced within the wholesale division the STARS program (Superior Turn Automatic Replenishment System), originally under the name “Retail Service”, to provide third-party customers with an enhanced partnership service that leverages Luxottica’s knowledge of local markets and brands to deliver fresh, high-turnover products and maintain optimal inventory levels at each point of sale. This business unit directly manages product selection activities, production and assortment planning and automatic replenishment of Luxottica’s products in the store on behalf of the third party customer, utilizing ad hoc systems, tools and state-of-the-art planning techniques.

By the end of 2012, STARS served a total of approximately 3,000 stores in the major European markets, Latin America and emerging markets.

RETAIL

With a strong portfolio of retail brands, Luxottica is well positioned to reach different segments of the market. The retail portfolio offers a variety of differentiation points for consumers, including the latest in designer and high-performance sun frames, advanced lens options, advanced eyecare, everyday value and high-quality vision care health benefits. As of December 31, 2012, Luxottica’s retail business consisted of 6,417 stores and 543 franchised or licensed locations. Luxottica’s retail stores sell not only prescription frames and sunglasses that the Group manufactures but also a wide range of prescription frames, lenses and other ophthalmic products manufactured by other companies. In 2012, net sales comprising Luxottica’s own brand names and licensed brands represented approximately 87.1% of the total net sales of frames by the retail division.

OPTICAL RETAIL

Luxottica’s optical retail operations are anchored by leading brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank throughout Australia and New Zealand and GMO in Latin America. The Group also has a retail presence in China, where it operates in the premium eyewear market with LensCrafters. Due to the fragmented nature of the European retail market, the Company does not operate optical retail stores in Europe outside of the United Kingdom, where it operates a network of more than 80 David Clulow stores, selling both prescription and sun products. As of December 31, 2012, Luxottica’s optical retail business consisted of 3,864 retail locations globally.

LENSCRAFTERS

LensCrafters is currently the largest optical retailer in North America in terms of sales. Usually located in high-traffic commercial malls and shopping centers, the stores offer a wide array of premium prescription frames and sunglasses, mostly made by Luxottica, but also a wide range of high-quality lenses and optical products made by other suppliers. LensCrafters was founded in 1983 with the idea of providing customers with a pair of quality glasses in about an hour, which today represents a key feature of LensCrafters’ customer service model. Most stores in North America have onsite either an independent or an employed doctor of optometry and a fully equipped, state-of-the-art lens laboratory that is able to craft, surface, finish and fit lenses in about one hour. As part of its underlying commitment to customer satisfaction and industry innovation, over the last couple of years, LensCrafters has further invested in technology to enable a distinctive signature customer experience by including the AccuFit Digital Measurement™ technology, which provides a lens fit with five times greater precision than traditional methods, and the anti-reflective coating capability at in-store labs, further enhancing the “one hour service” concept.

In 2006, Luxottica began to expand the LensCrafters brand in China by rebranding the stores, which were acquired through the acquisition of three retail chains in Beijing, Shanghai, Guangdong and Hong Kong. Hong Kong is one of China’s most significant luxury markets, and launching LensCrafters as a premium brand in Hong Kong was important for increasing awareness and consumer demand for Luxottica’s products and services in the region.

As of December 31, 2012, the Group operated a retail network of 1,178 LensCrafters stores, of which 968 are in North America and the other 210 stores are in China and Hong Kong.

PEARLE VISION

Acquired by Luxottica in 2004, Pearle Vision is one of the largest optical retail chains in North America. LensCrafters and Pearle Vision’s positioning is complementary. Pearle Vision focuses on the factors that made the brand a success: customers’ trust in the doctor’s experience and the quality of service they receive, which made Pearle Vision the “Home of Trusted Eyecare” for generations of Americans. Pearle Vision is expanding through franchising and is one of the largest franchise systems in optical retailing. As of December 31, 2012, Pearle Vision operated 266 corporate stores and had 356 franchise locations throughout North America.

RETAIL LICENSED BRANDS

With the acquisition of Cole National in 2004, Luxottica also acquired a network of retail locations in North America operating under the brand names of their respective host American department stores. These “Retail licensed brands” are Sears Optical and Target Optical and offer consumers the convenience of taking care of their optical needs while shopping in a department store. Each of these brands has a precise market positioning that Luxottica has reinforced by improving service levels while strengthening their fashion reputation with brands such as Ray-Ban and Vogue. As of December 31, 2012, Luxottica operated 775 Sears Optical and 331 Target Optical locations throughout North America.

OPSM

OPSM is the largest optical retail chain in Australia and New Zealand. In 2012, Luxottica amplified its focus on OPSM, with the aim of repositioning it as a single national brand and revamping the Group’s retail footprint. As a result of this “network transformation”, the Group has either closed or rebranded about 10% of its Australian and New Zealand stores and is progressively phasing out the Budget Eyewear stores. Already renowned among luxury and fashion-minded customers for its range of optical frames and sunglasses, OPSM has increased its commitment to providing the highest level of quality eye care to its customers with a significant investment in optometry and digital retinal scanners across the store network. As of December 31, 2012, Luxottica operated 342 stores and eight franchise locations throughout Australia. OPSM also has 50 owned stores in New Zealand, mainly in large urban areas.

LAUBMAN & PANK

Laubman & Pank is well-known in regional Australian markets for high-quality eye care and outstanding service. Laubman & Pank’s target customer is the “independent” optical shopper looking for expert eye health services combined with a personalized customer experience. As of December 31, 2012, Luxottica owned 51 stores throughout Australia.

GMO

GMO, an optical market leader in Latin America, became a part of Luxottica Group in July 2011, following the acquisition of Multiopticas Internacional. Since its beginning in 1998, GMO has developed a reputation for optical retail excellence among consumers in Chile, Peru, Ecuador and Colombia with its strong Opticas GMO, Econópticas and Sun Planet retail brands. As of December 31, 2012, Luxottica operated 316 Opticas GMO stores, 135 Econópticas stores and 16 Sun Planet stores.

EYEMED VISION CARE

EyeMed Vision Care is one of the United States’ largest managed vision care companies servicing more than 33 million members in large- and medium-sized companies, government entities and through insurance companies. Innovation, choice and convenience drive EyeMed’s commitment to eye health and vision wellness as it works with its plan sponsors to incorporate vision as part of an overall health care benefits program. Its members have access to over 26,000 retail locations, including independent opticians, ophthalmologists, optometrists and Luxottica’s US optical stores.

LENS LABORATORIES

Together with LensCrafters’ over 900 in-store labs, Luxottica operates five central lens surfacing/finishing labs in North America. Combining a broad presence in the market with the capacity for handling lens surfacing/finishing reduces the time and cost of lens-finishing work and improves quality of service. All the labs use highly advanced technologies to meet growing demand.

The five central laboratories serve all the Pearle Vision stores, the retail licensed brand stores, LensCrafters and a number of franchises.

In addition, the Group operates Oakley optical lens laboratories in the United States, Ireland and Japan. These labs provide Oakley prescription lenses to the North and South American, European and Asian markets, respectively, enabling them to achieve expeditious delivery, better quality control and higher optical standards.

Most of the Australian laboratory needs are provided by the Eyebiz Laboratory, a joint venture between Luxottica and Essilor formed in February 2010.

E-COMMERCE

ONLINE RETAIL FOR CONTACT LENSES

In 2009, Luxottica entered into a strategic multi-year e-commerce alliance with Vision Direct, a leading online contact lens retailer and wholly-owned subsidiary of Drugstore.com, to develop branded contact lens e-commerce sites for Luxottica’s North American retail business and provide customer care and fulfillment services for this channel. The alliance enables Luxottica to offer a comprehensive solution for consumers to conveniently purchase contact lenses in person, by telephone or online.

BRAND E-COMMERCE SITES

Oakley, Ray-Ban and Sunglass Hut e-commerce websites comprise additional important sales channels that complement Luxottica’s retail operations and international distribution. The websites allow consumers to purchase products efficiently, increasing brand awareness, improving customer service and communicating the values and essence of these important brands.

Oakley.com conducts e-commerce across multiple markets including the US, Canada, Australia, Japan and 16 countries in Europe. Ray-Ban.com was launched in the United States in 2009. Launched in 2008, over the last two years SunglassHut.com has become the digital destination for consumers looking to find the latest trends and hottest products in premium sunwear.

The e-commerce strategy is to enter additional markets as the business matures. For example in China, strategic partnerships have been formed to open both Ray-Ban and Oakley stores within TaoBao, the largest local online mall.

SUN AND LUXURY RETAIL

SUNGLASS HUT Since the acquisition of Sunglass Hut in 2001, Luxottica has become a world leader in the specialty sunglass retail business.

Founded in 1971 as a small kiosk in a Miami mall, Sunglass Hut has grown since then into one of the world’s leading destinations for top brands, latest trends and exclusive styles of high quality fashion and performance sunglasses. Stores can be found in fashionable shopping districts across the globe, from the Americas, Europe and the Middle East to Australia, South Africa, Hong Kong and beyond, providing consumers with a fun, innovative fashion and shopping experience.

In recent years, the chain has reinforced its presence in the department store channel through long-term strategic agreements with Macy’s in the United States, Myers in Australia and Edgars in South Africa. Following a strategy to strengthen the brand by increasing its presence in markets that are on the cutting edge of fashion and are tourist centers, or “gateway cities”, in April 2010, Sunglass Hut opened flagship stores in New york and London, soon followed by Miami, Santa Monica and Orlando. In 2011, Sunglass Hut entered the Mexican market and the Brazilian market, where it has continued to organically grow in 2012.

As of December 31, 2012, Sunglass Hut operated a retail network of 2,713 stores worldwide, including 2,610 corporate stores across North America, Asia-Pacific, Europe, South Africa and Latin America and 103 franchise locations in the Middle East, India, the Philippines and Thailand.

ILORI

ILORI is Luxottica’s high-end fashion sun retail brand, with 21 stores in North America as of December 31, 2012, including flagship stores in the SoHo neighborhood of New york City and in Beverly Hills, California. ILORI caters to a different, exclusive clientele, offering a richer purchasing experience for eyewear in prestige locations, featuring sophisticated luxury collections, exclusive niche brands and highly personalized service.

THE OPTICAL SHOP OF ASPEN

Founded in the 1970s, The Optical Shop of Aspen is known in the optical industry for its luxury brands for both prescription and sunglasses and its first class customer service. As of December 31, 2012, Luxottica operated 18 stores in some of the most upscale and exclusive locations throughout the United States.

OLIVER PEOPLES

Luxottica operates 10 luxury retail stores under the Oliver Peoples brand. The Oliver Peoples brand retail stores only offer Oliver Peoples, Mosley Tribes and Paul Smith products. Three Oliver Peoples retail locations are operated under license in Tokyo and Los Angeles.

DAVID CLULOW

In Europe, Luxottica operates David Clulow, a premium optical retailer operating in the United Kingdom and Ireland, predominantly in London and the South East of England. The brand emphasizes service, quality and fashion. Its marketing is targeted to reinforce these brand values and build long-term relationships with customers. In addition to operating optical stores, David Clulow operates a number of designer sunglass concessions in upmarket department stores, further reinforcing its position as a premium brand in the United Kingdom.

As of December 31, 2012, David Clulow operated 39 corporate owned locations (including nine joint ventures), three franchise locations and 41 sun stores/concessions.

BRIGHT EYES As of December 31, 2012 Bright Eyes operated 30 corporate store locations and 49 franchise locations, mostly in tourist resorts and high-traffic areas across Australia.

OAKLEY STORES AND VAULTS

As of December 31, 2012, the Group operated 198 Oakley “O” Stores and Vaults worldwide (including 11 franchising locations), offering a full range of Oakley products including sunglasses, apparel, footwear and accessories. These stores are designed and merchandised to immerse consumers in the Oakley brand through innovative use of product presentation, graphics and original audio and visual elements. In the United States, Oakley “O” Stores are in major shopping centers. Oakley’s retail operations are also located in Mexico, Europe and the Asia-Pacific region.

2.7 Giving back through OneSight

HANDS-ON CARE
2012 HIGHLIGHTS
SUSTAINABILITY INITIATIVES
MANUFACTURING
MOBILE VISION VAN CLINICS
RESEARCH AND EDUCATION
2013 GOALS

Today 733 million people worldwide suffer from vision loss. We are facing a global vision crisis approaching the scale of world hunger and access to clean water. Vision loss costs the global economy an estimated 3 trillion USD annually and 90% of this cost is affecting developing countries. But there is good news. For 563 million people, a pair of glasses can restore their sight.

OneSight is a public nonprofit organization providing sustainable access to quality vision care and eyewear in underserved communities worldwide. Since 1988, OneSight has engaged thousands of skilled volunteers to hand-deliver the gift of sight to more than eight million people in 40 countries. OneSight has also granted millions to fund optical research and education.

Thanks to generous annual operating sponsorship from Luxottica, corporate and individual donations to OneSight directly fund programming to restore and preserve healthy vision for millions in need.

HANDS-ON CARE

Each year, more than 200,000 adults and children around the world receive the gift of sight through OneSight programs including 90 Vision Clinics, Sustainable Initiatives and Community-Based programs. Through our partnership with Luxottica and other industry partners, OneSight engages optical talent from around the world to hand-deliver quality vision care and eyewear to those who need it most.

Each year, more than 1,000 trained volunteers travel the globe to staff OneSight Clinics and teach locals as part of our commitment to transfer our skills and build sustainable infrastructure. This volunteer support is made possible by Luxottica, who donates thousands of hours in staff time each year to support employee participation in OneSight Clinics.

2012 HIGHLIGHTS

Last year OneSight hosted 90 projects across six continents and volunteers helped more than 200,000 patients.

In addition to Clinics hosted across Australia, India, Mexico, South Africa, Thailand and the United States, OneSight launched several new strategic initiatives.

OneSight supported a project in Chile in partnership with GMO and SOCHIOF to help those affected by the devastating earthquake and tsunami. Additionally, OneSight is pioneering the development of sustainable vision care models that will provide access to affordable, high quality vision care to millions more in need.

SUSTAINABILITY INITIATIVES

THE GAMBIA

In collaboration with Sightsavers International, OneSight has built a permanent vision center and lab in The Gambia, a small country in West Africa that had one optometrist to serve 1.8 million people. Today OneSight is serving patients daily and training local opticians and lab technicians to build sustainable vision care capacity to serve thousands.

SEEING IS LEARNING STUDY IN CHINA

One of the pillars of sustainability for OneSight is to close the vision care gap for those living in under resourced and underprivileged communities. OneSight is partnering with Stanford University’s Rural Education Action Program (REAP) to launch the “Seeing is Learning” study in China. This partnership will screen and examine 20,000 school-age students to determine the need for glasses. New glasses will be provided for every child in need. Students will be studied for two years to understand the impact their glasses make on their school performance. Based on the results of the study, REAP will advocate for the inclusion of expanded quality vision care in rural China.

SCHOOL-BASED MODEL

Students who see better, learn better. Yet one in four students has an undiagnosed vision problem. That’s why OneSight is piloting a new school-based vision care model in one of the most impoverished schools in the United States. The OneSight Vision Center at Oyler School is the first self-sustaining school-based vision care program in the U.S. Located within a school environment, this full-service vision center will provide 3,000 students with access to comprehensive eye exams, glasses, fittings and adjustments annually. OneSight is working with the American Optometric Association to evaluate expansion potential of this new model to address the severe gap in vision care for students in underprivileged communities.

MANUFACTURING

OneSight believes in giving our very best to those who need it most. Last year, OneSight launched a new manufacturing Clinic model where volunteers produced complete pairs of new eyewear in prescription ranges most commonly needed for Global Clinic patients. This model was part of two Clinics in 2012 - Chile and Mexico. Both Vision Clinics featured 100% new eyewear and OneSight will continue to expand this model in 2013.

MOBILE VISION VAN CLINICS

To reach students and populations living in remote locations, OneSight hosted 27 Vision Van Clinics in the U.S. in 2012. OneSight’s 40-foot Vision Van, EyeLeen, is a complete optical lab on wheels, equipped with everything needed to provide eye exams and new eyewear. More than 20,000 students who visited the van last year received new prescription eyewear onsite.

RESEARCH AND EDUCATION

Significant investments are granted each year for research and education through the OneSight Research Foundation in North America. Last year, the Foundation granted 250,000 USD towards pediatric and diabetic eye diseases and awarded 40,000 USD in scholarships to 20 students pursuing a degree in Optometry.

2013 GOALS

In 2013, more than 1,000 Luxottica employees representing 44 countries, doctors and partners will come together to give the gift of sight through 75 OneSight projects across 10 countries. OneSight also celebrates a major milestone in 2013 - 25 years of giving the gift of sight!

Since 1988, we have helped hand-deliver vision care to more than 8 million people in 40 countries.

OneSight is grateful to the thousands of volunteers and partners who have made this work possible. but in the midst of such great need - 733 million globally suffering from vision loss - we can do even more.

Looking ahead, OneSight will continue its focus on establishing and expanding global sustainable development projects with local partners to help build long-term vision care solutions and models for underprivileged communities around the globe. together we can eradicate the global vision crisis. All it takes is vision.

PROSPECTS FOR DEVELOPMENT

2012 results testify to Luxottica’s growth trend with the highest net sales results recorded in the Group’s history and a more than proportional increase in profitability. Both the wholesale and retail divisions contributed to these results, thanks to the excellent performance of the business in all of the countries in which the Group operates.

Luxottica’s positive performance demonstrates that it has a strong and solid business model in an extremely challenging economic environment and it is positioned to capture the excellent growth opportunities offered, especially in the emerging markets. The Group is in a position to seize the opportunities of further development offered by the eyewear industry, a sector that stands out for its dynamism, high potential and new distribution channels.

In particular, looking at global socio-economic trends, certain fundamental drivers emerge, including demographic changes, penetration of eyewear in both developed and emerging markets and a shift in demand towards premium and luxury brands, especially in the so-called “gateways” and mega-cities and urban regions, and high potential channels such as travel retail and department stores.

DEMOGRAPHIC TRENDS

In the next decade, approximately 500 million additional individuals will be characterized as vision correction wearers and a total of 4.8 billion individuals will continue to require some form of vision correction aid according to current industry estimates.

Luxottica is positioned to capitalize on these trends, with its vertically integrated business model and geographic diversification, and it will continue to invest by expanding its specialty store chains internationally in both the optical (LensCrafters and OPSM, in particular) and sun segments (Sunglass Hut), in which it is already a leader.

EMERGING MARKETS

Growth opportunities in emerging markets are based on the greater purchasing power of the upper-middle class, the proliferation of luxury stores and the increased availability and rising consumer recognition of premium and luxury brand culture.

Emerging markets made an important contribution to Luxottica’s 2012 full-year results, with net sales up by 26% over the 2011 figures at constant exchange rates.

Luxottica believes it is on a path to continue this impressive trend through continued investments in people and brands, as well as through acquisitions and investments aimed at expanding existing retail channels.

In particular, Luxottica is focusing on markets in South-East Asia, specifically in Indonesia and Thailand, where it plans to develop a direct presence.

THE PREMIUM SEGMENT

The concentration of global wealth in emerging markets has created increased demand for luxury items and accessories, driving consumption in the premium segment. This trend is expected to continue over the long term. In this context, Luxottica will continue to innovate by offering new services to further improve the purchasing experience in the premium category and developing greater personal attention in order to meet the needs and expectations of more sophisticated and demanding consumers.

Double-digit growth in the premium and luxury segments is projected for 2013. The relationship with Giorgio Armani which commenced in January 2013, represents another major step in this growth plan, as does the acquisition of the iconic brand Alain Mikli, which has become part of the newly established Atelier division. In addition to Alain Mikli, the Atelier division includes brands such as Oliver Peoples, Paul Smith and Starck Eyes - with the objective of becoming a leader in an eyewear segment that is becoming increasingly important.

NEW SALES CHANNELS

New sales channels are growing at a faster rate than traditional retail. Department stores, in particular, remain one of the primary points of reference for premium sunglass consumers and offer significant growth potential. Today, sunglasses have the highest growth rate of all accessories despite the limited space department stores allocate to the category.

Travel retail, in turn, has been growing at a pace that reflects an increase in travel by consumers who are willing to shop in areas of transit, such as airports and railway stations. In this case as well, sunglasses are one of the fastest growing retail product categories.

Net sales in 2012 exceeded Euro 7 billion, the highest net sales results recorded in Luxottica’s history: Euro 7,086 million (+13.9% at current exchange rates; +7.5% at constant exchange rates3 as compared with the previous record in 2011 of Euro 6,222 million).

(millions of Euro)	FY 2012	FY 2011	Change
Net sales	7,086	6,222	+13.9%	+7.5% at constant exchange rates[3]
Operating income	982	807	+21.7%
Operating income (adjusted)[2]	1,004	821	+22.3%
Net income, Group	542	452	+19.8%
Net income, Group (adjusted)[2]	567	456	+24.4%
Earnings per share (Euro)	1.17	0.98	+18.7%
Adjusted (Euro)[2]	1.22	0.99	+23.3%
Adjusted (USD)[2]	1.57	1.38	+13.8%

The current year’s operating performance once again confirmed the success of Luxottica’s commitment to increase profitability. More specifically, adjusted EBITDA2 for 2012 grew significantly (+19.9% compared to 2011) totaling Euro 1,362 million. In 2012, Group’s adjusted EBITDA2 margin increased from 18.3% recorded in 2011 to 19.2%.

See p. 77 for footnote disclosure and information regarding Luxottica’s non-IAS/IFRS reconciliations.

Growth in adjusted operating income2 for 2012 amounted to Euro 1,004 million, up 22.3% compared to 2011. The Group’s adjusted operating margin2 increased from the 13.2% recorded for 2011 to 14.2%.

Operating income of the wholesale division in 2012 amounted to Euro 604 million (+14.3% over 2011), with an operating margin of 21.8% (+30 bps as compared with the previous year).

In 2012, the retail division recorded adjusted operating income2 of Euro 574 million, up 28.0% from 2011, with an adjusted operating margin2 of 13.3% (+140 bps as compared with the previous year).

Adjusted net income2 for the year amounted to Euro 567 million, up 24.4% from Euro 456 million for 2011, corresponding to adjusted Earnings per Share (EPS)2 of Euro 1.22.

In 2012, strict control over working capital enabled Luxottica to accumulate record free cash flow2 in excess of Euro 700 million. As a result, net debt2 as of December 31, 2012 decreased further, falling to Euro 1,662 million (Euro 2,032 million at the end of 2011), and the ratio of adjusted net debt to EBITDA2 was 1.2x as compared with 1.8x at the end of 2011.

See p. 77 for footnote disclosure and information regarding Luxottica’s non-IAS/IFRS reconciliations.

GROUP HEADCOUNT

As of December 31 2012, Luxottica Group had 70,307 employees of which 64.1% were dedicated to the retail segment, 10.4% were in the wholesale segment and 25.0% were in manufacturing activities and logistics. Central Corporate services represent 0.5% of the Group’s total workforce.

In terms of the geographic distribution, 57.8% of employees are in North America, 13.8% are in Europe and 20.8% are in the Asia-Pacific area. As a result of the Tecnol and Multiopticas acquisitions, Latin America increased to 6.3% of the Group’s total workforce.

ORGANIZATIONAL DEVELOPMENT

The results achieved in 2012 reflect the Group’s continued efforts in developing distinctive capabilities and adopting innovative organizational solutions, throughout the entire value chain.

WHOLESALE

During 2012 the wholesale division continued its focus on research for “simple and fast” operational procedures.

Brazil and Asia-Pacific have been, in particular, two areas subject to major organizational development projects. In Brazil, through the integration of the Tecnol group, Luxottica is poised to take advantage of its local manufacturing, sales and distribution platforms in this significant market for the division.

As for Asia-Pacific, organizational investments focused on establishing a shared service center in Singapore that would support local markets and on strengthening the sales organizations in relevant countries such as Malaysia, Indonesia, Thailand and Vietnam that already today offer unique growth opportunities.

RETAIL

For the retail organizations, 2012 was a year of further expansion in high growth rate geographies. In particular, the focus was on the development of the optical and sun stores network in Central and South America and their integration in the Group’s distribution platform. As for the retail optical network, during 2012, Multiopticas International was completely integrated into the organization and in retail sun in Latin America, Luxottica completed the integration of a chain of stores operating in Mexico acquired in 2011 and pushed for an acceleration of Sunglass Hut entry plans in the region. Lastly, Europe saw the important acquisition in the Iberia region of the Sun Planet store chain (120 stores) effectively integrated in the second half of the year

OPERATIONS

The Operations team during 2012 further strengthened its operational platform with the full management integration of all regional organizations, both in manufacturing and logistics, including in Brazil.

The organizational and management program launched in 2011 produced significant results in the following areas in 2012:

•                  Improvement of the production planning processes

•                  Reduction of collection development, manufacturing and distribution lead time

•                  Continuous improvement of product and process quality

•                  Commercial planning and warehouse management

Implementation of the Lean System program also continued in 2012, which will allow the industrial organization to reach levels of further excellence in quality, speed and production flexibility.

Lastly, the “zero accidents” program produced satisfactory results in all manufacturing and logistics sites in 2012.

CORPORATE SERVICES

In 2012 important professional investments were made in the digital and e-commerce areas, while central services supporting the businesses have been strengthened (Business Development, Internal Communications and Internal Auditing).

ORGANIZATIONAL WELLBEING SURVEY

In 2012 the entire Luxottica organization participated in the first global employee engagement survey. With the active participation of more than 55,000 employees, Luxottica created an opportunity for employee feedback and internal communication aimed at collecting recommendations on how to further improve the quality of employment. The survey, which included many aspects deemed relevant to a positive employment relationship, highlighted the ability of Luxottica to provide work environments characterized by reciprocal trust and pride of belonging.

LUXOTTICA SURVEY

- 1 Key Performance Indicator (Engagement)
- 11 themes
- 45 questions

Luxottica employees participation index: 88%

Characteristics
Strategy
Leadership
My Manager
Innovation
Engagement
System & Processing
My organization
Learning
Recognition
Customer Agreement
Sustainability

ENGAGEMENT

Engaged employee ...

1. Say

Consistently speak positively about the organization to co-workers, potential employees, and customers

2. Stay

Have an intense desire to be a member of the organization

3. Serve

Exert extra effort and engage in behaviors that contribute to business success

LUXOTTICA ENGAGEMENT INDEX

75%

2000-2012 EVOLUTION OF NUMBER OF STORES

At December 31,	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	1Q12	2Q12	3Q12	2012
LensCrafters	864	868	882	877	888	894	902	951	966	955	964	983	975	973	968	968
Pearle Vision	—	—	—	—	843	837	840	880	809	764	726	662	649	643	631	622
Licensed brands	—	—	—	—	1,327	1,349	1,358	1,338	1,204	1,203	1,146	1,132	1,116	1,115	1,106	1,106
Sears Optical	—	—	—	—	934	960	941	886	879	866	824	802	786	785	776	775
Target Optical	—	—	—	—	255	246	264	296	325	337	322	330	330	330	330	331
BJ’s Optical	—	—	—	—	138	143	153	156	—	—	—	—	—	—	—	—
The Optical Shop of Aspen	—	—	—	—	—	—	—	21	24	23	24	22	21	20	18	18
Oliver Peoples	—	—	—	—	—	—	—	5	6	7	7	8	8	8	8	8
Sun North America	—	1,694	1,663	1,633	1,584	1,556	1,502	1,749	1,719	1,659	1,814	1,981	1,954	1,946	1,948	1,948
(of which Ilori)	—	—	—	—	—	—	—	6	16	25	24	22	22	21	22	21
Oakley Stores and Vaults	—	—	—	—	—	—	—	81	98	112	122	136	137	139	143	148
NORTH AMERICA	864	2,562	2,545	2,510	4,642	4,636	4,602	5,025	4,826	4,723	4,803	4,924	4,860	4,844	4,822	4,818

Prescription Australia & New Zealand	—	—	—	524	519	511	527	552	540	536	599	572	551	519	478	467
Sunglass Hut	—	161	160	173	164	182	224	219	210	272	291	294	289	291	291	304
Bright Eyes	—	—	—	—	—	—	—	140	141	139	127	96	90	83	80	79
Oakley Stores and Vaults	—	—	—	—	—	—	—	15	16	16	21	23	22	22	23	24
ASIA-PACIFIC	—	161	160	697	683	693	751	926	907	963	1,038	985	952	1,005	983	834

David Clulow	—	—	—	—	—	—	—	—	64	73	76	84	84	82	82	83
Sunglass Hut	—	89	91	99	110	109	92	87	82	66	65	71	86	85	210	212
Oakley Stores and Vaults	—	—	—	—	—	—	—	12	15	20	20	18	18	18	17	17
EUROPE	—	89	91	99	110	109	92	99	161	159	161	173	172	171	309	312

CHINA	—	—	—	76	74	65	274	255	244	248	196	227	220	211	208	217

SOUTH AFRICA	—	—	—	—	—	—	—	70	70	80	116	125	125	120	120	120

AFRICA & MIDDLE-EAST	—	—	—	—	—	—	—	24	39	34	29	28	29	30	31	35

CENTRAL & SOUTH AMERICA	—	—	—	—	—	—	—	8	8	10	7	580	646	656	665	584

TOTAL GROUP	864	2,812	2,796	3,382	5,509	5,503	5,719	6,407	6,255	6,217	6,350	7,042	7,020	6,961	7,027	6,960

SHARE CAPITAL AND DIVIDEND PER SHARE

	Number of shares (a) authorized and issued as of December 31	Adjusted number of shares (a) authorized and issued as of December 31 (b)	Gross dividend per ordinary shares (or ADS) - Euro (c)
1990	45,050,000	450,500,000	0.025
1991	45,050,000	450,500,000	0.028
1992	45,050,000	450,500,000	0.031
1993	45,050,000	450,500,000	0.037
1994	45,050,000	450,500,000	0.041
1995	45,050,000	450,500,000	0.045
1996	45,050,000	450,500,000	0.052
1997	45,050,000	450,500,000	0.063
1998 (b)	225,250,000	450,500,000	0.074
1999	225,269,800	450,539,600	0.085
2000 (b)	451,582,300	451,582,300	0.140
2001	452,865,817	452,865,817	0.170
2002	454,263,600	454,263,600	0.210
2003	454,477,033	454,477,033	0.210
2004	455,205,473	455,205,473	0.230
2005	457,975,723	457,975,723	0.290
2006	460,216,248	460,216,248	0.420
2007	462,623,620	462,623,620	0.490
2008	463,368,233	463,368,233	0.220
2009	464,386,383	464,386,383	0.350
2010	466,077,210	466,077,210	0.440
2011	467,335,177	467,335,177	0.490
2012	473,238,197	473,238,197	0.580	(d)

(a) 1 ADS = 1 ordinary share.

(b) Figures until 1999 have been retroactively adjusted to reflect the five-for-one stock split which was effective April 16, 1998, and the two-for-one stock split which was effective June 26, 2000.

(c) Figures through 1999 have been calculated converting the dividend in Italian Lira by the fixed rate of Lire 1,936.27 = Euro 1.00. Beginning with the 2000 financial statements, the dividend is declared in Euro.

(d) Proposed by the Board of Directors and to be submitted for approval at the Annual Stockholders’ Meeting on April 29, 2013.

NOTES

(1)

Figures given at constant exchange rates have been calculated using the average exchange rate of the respective comparative period in the previous year. Please refer to the “Major currencies” table in the press release titled “Luxottica completes 2012 with record results” dated February 28, 2013 available on www.luxottica.com-Investors.

(2)

EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted operating income/profit, adjusted operating margin, free cash flow, net debt, adjusted net debt/EBITDA ratio, adjusted net income and adjusted EPS are not measures in accordance with IAS/IFRS. For additional disclosure see the press release titled “Luxottica completes 2012 with record results” dated February 28, 2013 available on www.luxottica.com-Investors.

The adjusted data for 2012 does not include the following items: (i) non-recurring costs relating to reorganization of the Australian retail business amounting to a Euro 22 million adjustment to Group operating income and a Euro 15 million adjustment to Group net income and (ii) a non-recurring accrual relating to Luxottica S.r.l. open tax audits for the 2007 tax year in the amount of Euro 10 million. The adjusted data for 2011 does not include the following items: (i) an extraordinary gain of approximately Euro 19 million related to the acquisition in 2009 of a 40% stake in Multiopticas Internacional, (ii) non-recurring costs related to Luxottica’s 50th anniversary celebrations of approximately Euro 12 million, (iii) non-recurring restructuring costs in the retail division of approximately Euro 11 million; and (iv) non-recurring reorganization costs for Luxottica’s OPSM business of approximately Euro 10 million.

1990-2012 LUXOTTICA SHARE PERFORMANCE

LUXOTTICA NYSE (USD)

Year	Low	High	Average	Closing	Year change		Average volumes
1990 (a)	0.794	1.456	1.089	1.019	7.24	%(b)	989,578
1991	0.988	2.750	1.822	2.750	169.93%		390,719
1992	2.250	3.281	2.852	2.513	-8.64%		313,051
1993	2.025	2.950	2.373	2.925	16.42%		231,107
1994	2.787	3.625	3.279	3.413	16.67%		189,325
1995	3.175	5.950	4.180	5.850	71.43%		417,048
1996	5.212	8.100	7.033	5.213	-10.90%		348,201
1997	5.125	6.988	6.092	6.250	19.90%		427,059
1998	3.875	9.494	6.964	6.000	-4.00%		342,659
1999	5.000	10.313	7.613	8.781	46.36%		354,464
2000	7.969	17.000	12.945	13.750	56.58%		222,136
2001	12.150	17.990	15.283	16.480	19.85%		248,020
2002	11.820	20.850	16.184	13.650	-17.17%		273,378
2003	10.230	18.150	13.877	17.400	27.47%		156,275
2004	15.180	20.390	17.344	20.390	17.18%		80,921
2005	19.690	25.830	22.408	25.310	24.13%		70,244
2006	24.360	31.390	28.303	30.670	21.18%		76,514
2007	29.700	39.380	33.699	31.490	2.67%		125,672
2008	15.980	30.920	24.228	18.120	-42.46%		251,319
2009	11.880	26.910	20.991	25.680	41.72%		145,041
2010	22.590	30.620	26.502	30.620	19.24%		88,537
2011	25.070	34.400	29.991	27.930	-8.76%		86,878
2012	27.520	41.730	35.345	41.350	48.05%		117,866

LUXOTTICA MTA (EURO)

Year	Low	High	Average	Closing	Year change		Average volumes
2000 (a)	15.239	17.618	16.530	15.356	16.99	%(c)	211,328
2001	13.409	20.620	17.096	18.430	20.02%		117,744
2002	11.750	22.950	17.380	12.576	-31.76%		204,110
2003	9.248	14.820	12.231	13.700	8.94%		458,682
2004	12.427	15.512	13.911	14.995	9.45%		671,783
2005	15.110	21.940	18.109	21.430	42.91%		789,552
2006	19.300	24.460	22.512	23.280	8.63%		869,788
2007	22.720	28.790	24.640	21.750	-6.57%		1,306,403
2008	12.670	21.150	16.493	12.670	-41.75%		2,058,049
2009	9.610	18.250	14.910	18.050	42.46%		1,110,437
2010	17.820	23.170	19.974	22.800	26.32%		938,423
2011	18.730	23.490	21.529	21.700	-4.82%		783,864
2012	21.760	31.700	27.480	31.070	43.18%		908,854

(a) Amounts have been retroactively adjusted to reflect the five-for-one stock split which was effective April 16, 1998, and the two-for-one stock split which was effective June 26, 2000.

(b) From IPO (January 24, 1990).

(c) From IPO (December 4, 2000).

LUXOTTICA GROUP S.P.A.

REGISTERED OFFICE AND HEADQUARTERS

Via C. Cantù, 2 - 20123 Milan - Italy

Tel. +39 02 86334.1 - Fax +39 02 8633 4636

E-mail: info@luxottica.com

Fiscal code and Milan company register no. 00891030272

VAT no. 10182640150

MEDIA RELATIONS

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Tel. +39 02 86334.1

E-mail: mediarelations@luxottica.com

INVESTOR RELATIONS

Via C. Cantù, 2 - 20123 Milan - Italy

Tel. +39 02 86334870 - Fax +39 02 86334092

E-mail: investorrelations@luxottica.com

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www.luxottica.com

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Safe Harbor Statement

Certain statements in this Annual Review may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

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